

CENTER STREET SECURITIES, INC.

YEAR ENDED DECEMBER 31, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42786

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/22 AND ENDING 12/31/22

                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Center Street Security, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2 International plaza, Ste 301

(No. and Street)

Nashville	TN	37217
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Hock	312-940-3684	David.Hock@aretewealth.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Marcum, LLP

(Name – if individual, state last, first, and middle name)

Nine Parkway- North, Suite200	Deerfield	IL	60015
(Address)	(City)	(State)	(Zip Code)
6/25/2009		1952	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __David Hock__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Center Street Securities, Inc.__ , as of __12/31__ , 2 __022__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



HEIDI COLBY FLANAGAN
Official Seal
Notary Public - State of Illinois
My Commission Expires Aug 24, 2026

Signature:

Title:
Chief Financial Officer

Heidi Colby Flanagan
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CENTER STREET SECURITIES, INC.
YEAR ENDED DECEMBER 31, 2022

CONTENTS



MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of **Center Street Securities, Inc.**

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Center Street Securities, Inc. (the "Company") as of December 31, 2022 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2022.

Marcum LLP

Deerfield, IL
April 13, 2023

CENTER STREET SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2022

ASSETS

Cash and restricted cash	$ 1,539,422
Commissions receivable	136,129
Prepaid expenses	62,533
Total assets	**$ 1,738,084**

LIABILITIES

Accounts payable	$ 230,209
Arbitration reserve	567,000
Commissions payable	164,137
Total liabilities	**961,346**

SHAREHOLDER'S EQUITY

Common stock, no par value, 1,000 shares authorized, 1,000 shares issued and outstanding	8,000
Additional paid-in capital	855,823
Accumulated deficit	(87,085)
Shareholder's equity	**776,738**
Total liabilities and shareholder's equity	**$ 1,738,084**

The accompanying notes are an integral part of this financial statement.

CENTER STREET SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

1. Organization and summary of significant accounting policies

Organization:

Center Street Securities, Inc. (the "Company") is registered as an introducing broker with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC"). The Company, a Louisiana corporation, was organized and began operations on August 31, 2009, and its operational life is perpetual. The Company is headquartered in Nashville, TN. The Company is a wholly-owned subsidiary of Center Street Holdings, Inc. which is wholly-owned by Arete Wealth, Inc. (the "parent company"), a Delaware holding company specializing in financial service company management.

Basis of presentation:

The financial statement is presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United Stated of America ("GAAP").

Use of estimates:

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and restricted cash:

In accordance with the clearing agreement, all of the Company's property held by the clearing broker including, but not limited to, securities, deposits, monies and receivables, are used as collateral to secure the Company's liabilities and obligations to the clearing broker. As of December 31, 2022, the Company has a total of $55,000 on deposit (required minimum of $50,000) which is reflected as restricted cash in the statement of financial condition.

Concentration of risk:

In addition to cash at the clearing broker, the Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has uninsured balances of approximately $1,233,000 at December 31, 2022. Management believes that the Company is not exposed to any significant credit risk on cash.

1. Organization and summary of significant accounting policies (continued)

Commissions receivable:

Commission receivable consists of trades, 12b-1 fees and commissions on sales of alternative investments products earned but not yet received. The Company did not have an allowance for credit losses as all receivable amounts are deemed fully collectable.

Income taxes:

The Company is classified as a C corporation under the Internal Revenue Code. The Company is a member of a group that files a consolidated federal tax return. Accordingly, income taxes payable to (refundable from) the tax authority and the related deferred income taxes are recognized on the financial statements of the parent company who is the taxpayer for federal income tax purposes. The members of the consolidated group allocate payments to any member of the group for the income tax reduction resulting from the member's inclusion in the consolidated return, or the member makes payments to the parent company for its allocated share of the consolidated income tax liability. This allocation approximates the amounts that would be reported if the Company was separately filing its tax return. The Company is liable for state taxes and files income tax returns in certain state jurisdictions.

Financial Instruments – Credit Losses:

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. The Company estimates expected credit losses on receivables over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

2. Clearing agreement

The Company typically maintains, as collateral against losses due to potential nonperformance by its customers, deposits to cover its inventory and outstanding customer positions.

3. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed a 15 to 1 ratio. At December 31, 2022, the Company had regulatory net capital of $700,030, which was $635,940 in excess of its required net capital of $64,090. At December 31, 2022, the Company's net capital ratio was 1.37 to 1. Withdrawals of capital are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

4. Counterparty risk

Customer transactions are introduced to and cleared through the Company's clearing broker, Pershing, on a fully disclosed basis. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. The Company's trades are settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of the unsettled credit exposures is limited to the amount owed the Company for a very short period of time. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company does not anticipate nonperformance by customers or counterparties in the above situations.

5. Related party transactions and expense sharing

The Company paid $109,972 during 2022 to an affiliate in its capacity as the Company's insurance broker for errors and omissions professional liability insurance.

Per the terms of an expense sharing agreement, the parent company pays general expenses related to office space, salaries and insurance and allocates a portion of those expenses to the Company.

6. Contingencies

The customers of the Company enter into a transaction to purchase investments that may have been recommended by the Company's registered representatives. The suitability of these investments, based on the customers investment objectives and risk profile, are evaluated and reviewed by the Company's compliance department. These investments are subject to market fluctuations and risks and occasionally a customer may be unsatisfied with the investment and commence arbitration or litigation proceeding against the Company. There are 34 outstanding arbitration claims filed by customers against the Company with claims ranging from unspecified amounts up to approximately $1.5 million and an aggregate total of approximately $9.1 million. The customers allege either the investments were not suitable, or the investment decreased in value. The Company has accrued $567,000 for these matters. The Company is vigorously contesting these matters, but the ultimate outcome cannot be determined. Subsequent to year end, 3 claims were settled for an aggregate of $159,000.